EXHIBIT 3.1

AMENDMENT NO. 2 TO AMENDED AND RESTATED BY-LAWS

OF

HARVARD BIOSCIENCE, INC.

Article I, Section 5 of the Amended and Restated By-laws of Harvard Bioscience, Inc., is hereby deleted in its entirety and replaced with the following:

SECTION 5. Quorum. One-third (33.33%) of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 5 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.